Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2015
(millions of dollars)
Operating revenues	$5,733
Fuel, purchased power costs and delivery fees	(2,723)
Net gain from commodity hedging and trading activities	333
Operating costs	(893)
Depreciation and amortization	(1,158)
Selling, general and administrative expenses	(674)
Impairment of goodwill	(2,300)
Impairment of long-lived assets	(5,346)
Other income	14
Other deductions	(340)
Interest expense and related charges	(1,412)
Reorganization items	(594)
Loss before income taxes	(9,360)
Income tax benefit	2,339
Net loss	$(7,021)